# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: East West Ave Acquisition Corp., CIK 0002100704
CUSIP: 275913101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5725 S VALLEY VIEW BLVD STE 5 #378094, LAS VEGAS, Nevada (NV), 89118
Date of event which requires filing of this statement: 08/03/2026
Filed by CIK 0002140497
Persons authorized to receive notices and communications: East West Avenue LLC, 131 Continental Drive Suite 305, Newark, Delaware (DE), 19713, 626-773-1428

## Reporting persons
- East West Avenue LLC (CIK 0002140497): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,942,500; shared voting power 0; sole dispositive power 1,942,500; shared dispositive power 0; aggregate amount beneficially owned 1,942,500 (15.12% of the class)
  Comment: (1) Includes (i) 1,750,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of East West Ave Acquisition Corp. (the "Issuer"), also referred to as insider shares, held by East West Avenue LLC (the "Sponsor A"); and (ii) 192,500 shares of Common Stock, underlying 192,500 private placement units acquired by the Sponsor A in a private placement simultaneously with the consummation of the Issuer's initial public offering. Each private placement unit consists of one share of Common Stock, and one right to receive one-fourth (1/4) of one share of Common Stock. (2) The Sponsor A is the record holder of the shares of Common Stock reported herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: East West Ave Acquisition Corp.
Address of issuer's principal executive offices: 5725 S VALLEY VIEW BLVD STE 5 #378094, LAS VEGAS, Nevada (NV), 89118

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Sponsor A (the "Reporting Person"). The Reporting Person is the holder of record of approximately 15.12% of the Issuer's outstanding shares of Common Stock based on the shares of Common Stock outstanding as of August 3, 2026.
Residence or business address: The principal business address of the Reporting Persons is 131 Continental Drive Suite 305 Newark, DE 19713.
Present principal occupation or employment: During the past five years, neither the Reporting Person nor, to the Reporting Person's knowledge, any person identified in Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Criminal convictions in the last five years: During the past five years, neither the Reporting Person nor, to the Reporting Person's knowledge, the person identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Sponsor A is a Delaware corporation.
Citizenship: The Sponsor A is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: On November 8, 2025, the Sponsor A, paid $5,000 in exchange for 20,000 founder shares, or approximately $0.25 per share. On November 20, 2025, the Issuer issued a dividend of approximately 142.75 founder shares for every issued and outstanding founder share, or an aggregate of 2,855,000 founder shares (the "Dividend Shares"), in exchange for an additional consideration of $20,000, resulting in the Sponsor A holding an aggregate of 2,875,000 founder shares for a per share consideration of $0.0087. Pursuant to certain securities transfer agreement dated March 5, 2026 the Sponsor A entered into with NFR Capital Limited, the other sponsor (the "Sponsor B"), Sponsor B acquired 560,000 founder shares on July 13, 2026 for $4,872, for a per share consideration of $0.0087. Pursuant to certain securities transfer agreement dated July 30, 2026, Sponsor A transferred in aggregate of 190,000 founder shares to certain directors and officers of the issuer, including Maoli Huang, Thomas Kerkaert, Samir Parikh, Irfan Verjee and Masahiro Honna. On August 3, 2026, simultaneously with the Issuer's initial public offering, the Sponsor A acquired 192,500 private placement units in the private placement. Each private placement unit consists of one share of Common Stock, and one right to receive one-fourth (1/4) of one share of Common Stock. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of shares of Common Stock beneficially or directly owned by the Reporting Person is based upon a total of 2,847,500 shares of Common Stock outstanding as of August 3, 2026. The Reporting Persons beneficially own 1,942,500 shares of Common Stock, representing approximately 15.12% issued and outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 1,942,500 shares of Common Stock, representing approximately 15.12% issued and outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the shares of Common Stock were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 Securities Subscription Agreement between the Registrant and East West Avenue LLC, dated November 8, 2025.
https://www.sec.gov/Archives/edgar/data/2100704/000149315226026951/ex10-8.htm
10.2 Securities Transfer Agreement between East West Avenue LLC and NFR Capital Limited, dated March 5, 2026.
https://www.sec.gov/Archives/edgar/data/2100704/000149315226026951/ex10-9.htm
10.3 Securities Transfer Agreement, dated July 30, 2026, among the Company and certain directors of the Company.
https://www.sec.gov/Archives/edgar/data/0002100704/000149315226036082/ex10-1.htm
10.4 Securities Transfer Agreement dated June 24, 2026, among the Sponsor and certain directors of the Company.
https://www.sec.gov/Archives/edgar/data/2125551/000121390026073110/ea029617501ex10-1.htm
10.5 Private Unit Subscription Agreement, dated July 30, 2026, between the Company and the Sponsor A.
https://www.sec.gov/Archives/edgar/data/0002100704/000149315226036082/ex10-2.htm

## Signatures
- East West Avenue LLC: /s/ Maoli (Molly) Huang, Maoli (Molly) Huang/ Manager (08/10/2026)